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                             June 28, 2021

       Heather Childress
       Vice President, Deputy General Counsel
       Nextracker Inc.
       6200 Paseo Padre Parkway
       Fremont, California 94555

                                                        Re: Nextracker Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 15,
2021
                                                            CIK No. 0001852131

       Dear Ms. Childress:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS/A submitted June 15, 2021

       General

   1. We continue to believe that the discussion of the Tax Receivable Agreement and the redirection of cash
flows to the pre-IPO owners should be given more prominence in your prospectus. There is a
passing reference to the Agreement on page 9 but more substantive discussion does not
ensue until page 16 and in that location, the disclosure is relatively sparse. Please revise
your disclosure so that readers do not have to wade through
                                                        the summary to locate
information about key financial arrangements that will impact the company's liquidity.
Please ensure that your revised disclosure states clearly that you expect the payments to
be substantial and that the arrangement will reduce the cash provided by the tax
savings that would otherwise have been available to Nextracker for
 Heather Childress
FirstName
NextrackerLastNameHeather  Childress
           Inc.
Comapany
June       NameNextracker Inc.
     28, 2021
June 28,
Page 2 2021 Page 2
FirstName LastName
         other uses.
2. In the appropriate location, please disclose the name of the customer that represented 19%
         your total revenues and file the agreements with this customer as material contracts under
         Item 601(b)(10) of Regulation S-K.
Management's discussion and analysis of financial condition and results of operations
Liquidity and capital resources, page 92

3. Due to the potential impact that the Tax Receivable Agreement may have on your short term and long term liquidity requirements, please revise the liquidity disclosures in
         MD&A to address the terms of the agreement and its potential impact on future liquidity.
         Refer to Item 303(b)(1)(i) of Regulation S-K.
Management, page 118

4. Please provide disclosure pursuant to Item 401(e) of Regulation S-K. Audited Combined Financial Statements
2. Summary of accounting policies
Revenue recognition, page F-11

5. Please provide an explanation of significant changes in contract asset and contract liability balances during the reporting period pursuant to ASC 606-10-50-10. In addition, please clarify or correct the disclosure on page F-13 that appears to indicate all unbilled receivables are unconditional with the disclosure on page F-14 that appears to indicate certain unbilled receivables (retentions) are conditional on a project being installed and declared operational.
7. Relationship with parent and related parties, page F-28

6. We appreciate your response to prior comment three. Please explain the difference between the Net transfers to (from) Parent of $427.7 million, in the table on page F-29, and the amount settled with Flex of $466.8 million, disclosed in note
7. In addition, it
         appears the line item Net transfers to (from) Parent on page F-29 should be Net transfers
         (to) from Parent.
 Heather Childress
Nextracker Inc.
June 28, 2021
Page 3

        You may contact Dale Welcome at at 202-551-3865 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameHeather Childress                      Sincerely,
Comapany NameNextracker Inc.
                                                         Division of
Corporation Finance
June 28, 2021 Page 3                                     Office of
Manufacturing
FirstName LastName